
82-34812


PETROBANK
ENERGY AND RESOURCES LTD.


05007094

March 23, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

(For) Corey C. Ruttan
Director of Corporate Finance and Investor Relations

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com


PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ANNOUNCES THE REDEMPTION OF AN ADDITIONAL $17.2 MILLION OF SUBORDINATED NOTES

Calgary, Alberta – March 23, 2005 - (TSX: PBG, PBG.NT.A) Petrobank Energy and Resources Ltd. is pleased to announce that we have given Petrobank Subordinated Noteholders notice to redeem an additional 20 percent ($17,227,200) of the outstanding Petrobank Subordinated Notes, on a pro rata basis, pursuant to the terms of the Note Indenture dated as of July 18, 2001 between Petrobank and Computershare Trust Company of Canada. This redemption will result in an additional annualized interest savings of $1.6 million and further reduces the principal amount outstanding to $68.9 million.

This partial redemption will be completed, on April 22, 2005 at a price of $100.5178 per $100 principal amount, comprised of $100.00 of principal and $0.5178 of accrued and unpaid interest. The redemption may be made at the offices of Computershare Trust Company of Canada at Suite 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400


PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A